Exhibit 16.1

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Encision Inc. and, under the date of May 2, 2003, we reported on the financial statements of Encision Inc. as of and for the year ended March 31, 2003.  On July 15, 2003, our appointment as principal accountants was terminated.  We have read Encision Inc.’s statements included under Item 4 of its Form 8-K/A dated July 29, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with Encision Inc.’s statement that the change was recommended by the audit committee of the board of directors, nor are we in a position to agree or disagree with Encision Inc.’s statement that Spicer, Jeffries & Co. was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Encision Inc.’s financial statements.

KPMG LLP

Boulder, Colorado
July 29, 2003